Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 1, 2013

Relating to Preliminary Prospectus dated August 1, 2013

Registration No. 333-182942

Standard Pacific Corp.

Issuer:		Standard Pacific Corp.
Security Description:		Senior Notes
Distribution:		SEC Registered
Face:		$300,000,000
Gross Proceeds:		$300,000,000
Net Proceeds to Issuer (before expenses):		$296,625,000
Coupon:		6.25%
Maturity:		December 15, 2021
Offering Price:		100%
Yield to Maturity:		6.25%
Spread to Treasury:		+411 bps
Benchmark:		UST 2% due July 31, 2020
Ratings:		B2/B+
Interest Payment Dates:		June 15 and December 15
Beginning:		December 15, 2013
Optional Redemption:		Makewhole call @ T+50 bps; par call beginning 6 months prior to maturity
Change of Control Triggering Event:		Put @ 101% of principal plus accrued interest
Trade Date:		August 1, 2013
Settlement Date:	(T+3)	August 6, 2013
CUSIP:		85375C BD2
ISIN:		US85375CBD20
Denominations:		2,000x1,000
Bookrunners:		Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC

DEBT AND CASH: As a result of the increase in the size of the transaction, the following financial items will be reflected under the headings “Summary,” “Risk factors” and “Description of notes” of the Prospectus Supplement:

At June 30, 2013, after giving pro forma effect to the offering:

•

the principal amount of our homebuilding debt would have been $1,842.8 million (including the notes, but excluding indebtedness relating to our mortgage banking operation and letter of credit facilities of our Unrestricted Subsidiaries, as defined under “Description of notes—Certain Definitions”);

•

we and the subsidiary guarantors would have had $1,977.8 million in principal amount of debt outstanding (which is comprised of the homebuilding debt (including the notes) and $135 million of intercompany indebtedness to our subsidiaries that are not subsidiary guarantors) all of which is unsecured and would rank equally with the notes;

•	the maximum aggregate amount of indebtedness under our indentures and senior credit facilities that we could be required to repurchase or repay upon:
•	a change of control triggering event was approximately $1,861.2 million, and
•	a change of control without a ratings decrease event and requirement to purchase the notes was approximately $282.8 million;

CAPITALIZATION: As a result of the increase in the size of the transaction, the following items in the “As adjusted” column in the table set forth under the heading “Capitalization” on page S-18 of the Prospectus Supplement will read:

	As of June 30, 2013
(Dollars in thousands) (unaudited)	Actual	As adjusted for this offering
Cash and equivalents(1)	$90,589	$386,714

Debt(2):
Revolving credit facility(3)	$—	$—
Secured project debt and other notes payable	5,192	5,192
6 1/4% Senior Notes due 2014	4,971	4,971
7% Senior Notes due 2015	29,789	29,789
10 3/4% Senior Notes due 2016, net of discount(4)	267,386	267,386
8 3/8% Senior Notes due 2018, net of premium(5)	579,466	579,466
8 3/8% Senior Notes due 2021, net of discount(6)	397,217	397,217
1 1/4% Convertible Senior Notes due 2032	253,000	253,000
6 1/4% Senior Notes due 2021 offered hereby	—	300,000

Total debt	1,537,021	1,837,021

Stockholders’ equity:
Preferred Stock, $0.01 par value; 10,000,000 shares authorized; 267,829 shares issued and outstanding at June 30, 2013	3	3
Common Stock, $0.01 par value; 600,000,000 shares authorized; 276,792,010 shares issued and outstanding at June 30, 2013(7)	2,768	2,768
Additional paid-in capital	1,347,085	1,347,085
Accumulated deficit	(12,388)	(12,388)

Total stockholders’ equity	1,337,468	1,337,468

Total capitalization	$2,874,489	$3,174,489

(1)	Includes $25.5 million of restricted cash and excludes $17.3 million of cash and cash equivalents related to our financial services subsidiary.
(2)	Excludes $97.0 million of debt related to our financial services subsidiary.
(3)	As of June 30, 2013, we were party to a $350 million unsecured revolving credit facility. As of June 30, 2013, we satisfied the conditions that would allow us to borrow up to $317.5 million under the facility and had no amounts outstanding, and after giving effect to this offering we would have had $313.7 million of borrowing availability. There were no amounts outstanding under our revolving credit facility as of July 31, 2013.
(4)	Represents accreted value, with principal amount of $280.0 million.
(5)	Represents accreted value, with principal amount of $575.0 million.
(6)	Represents accreted value, with principal amount of $400.0 million.
(7)	Excludes 23.8 million shares of common stock reserved for issuance upon exercise of outstanding share-based awards.

USE OF PROCEEDS: As a result of the increase in the size of the transaction, the language set forth under the heading “Use of proceeds” on page S-17 of the Prospectus Supplement will read:

We estimate that the net proceeds to us from the sale of the notes offered hereby will be approximately $296.1 million (net of underwriting discounts and commissions and fees and expenses of the offering). We intend to use the net proceeds from this offering for general corporate purposes, including land acquisition and development, home construction, and other related purposes.

Terms used but not defined herein shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

This communication is intended for the sole use of the person to whom it is provided by the sender. This material is confidential and is for your information only and is not intended to be used by anyone other than you. This information does not purport to be a complete description of the notes or the offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Standard Pacific has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the prospectus supplement) in that registration statement and other documents Standard Pacific has filed with the SEC for more complete information about Standard Pacific and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the prospectus relating to the offering may be obtained from your sales representative Citigroup Global Markets Inc., 388 Greenwich Street, New York, New York 10013 or toll free at 1-800-831-9146.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.